                                                    Exhibit 99(a)(4)

                 PHARMAINVEST, L.L.C. ANNOUNCES TENDER OFFER

     NEW YORK, NY (Business Wire) -- Nov. 21, 1997 -- PharmaInvest, L.L.C. announced it has commenced a tender offer for up to 1,400 units of limited partnership interest of ALZA TTS Research Partners, Ltd. Details of the tender offer have been filed with the U.S. Securities and Exchange Commission and have been mailed to holders of the units. PharmaInvest will pay $12,000 for each unit of limited partnership interest. The tender offer will expire December 19, 1997 unless extended.

     Copies of the tender offer materials can be obtained from MacKenzie Partners, Inc. at (800) 322-2885.